*Filed pursuant to Rule 497(a)*
*File No. 333-231940*
*Rule 482ad*

FUNDRISE



We're pleased to announce that Highland Townhomes, our 220-unit townhome community in the Charleston, South Carolina area, has achieved stabilization as of October 2024, following construction completion in August 2024. This milestone marks another successful transition in our portfolio from the development phase to the cash-flowing stabilization phase.

**Invest now**

## From construction to cashflow

As highlighted in our recent portfolio update, real estate development follows a natural "J-curve" pattern, where investments initially require capital and generate minimal income during development before transitioning to produce stronger returns as properties stabilize and begin generating consistent cash flow.

Highland Townhomes exemplifies this progression through the three key phases we've outlined:

1. **Acquisition & Planning -** We identified this opportunity in the Charleston market and completed all necessary permitting and design work
2. **Development & Improvement -** Construction was completed in August 2024
3. **Stabilization & Operation -** The property achieved stabilization in October 2024 and is now generating steady income

## Strategic management drives results

Our team implemented several effective operational strategies to optimize the property's performance during lease-up:

- New security infrastructure, including perimeter fencing and regular patrols, helps enhance the property's community feel
- Responsive pricing adjustments to accelerate lease-up momentum, capitalizing on Charleston's market demand
- Personalized marketing campaigns, targeting prospective tenants who value increased space and modern amenities

These initiatives have positioned Highland Townhomes as a premium housing option approximately 20 minutes from downtown Charleston, attracting residents who appreciate the combination of suburban space and urban accessibility.

## Portfolio impact

Highland Townhomes joins the growing number of our assets completing the transition from development to stabilization. This progression is crucial to our long-term strategy and represents exactly the kind of execution that will continue to drive the Flagship Fund's performance as more properties reach this stage.

With asking rents now at their highest levels since the property's launch, Highland Townhomes demonstrates how patience through the development cycle can be rewarded with strong, stabilized assets that contribute consistent cash flow to the portfolio.

This successful stabilization further validates our approach to creating value through the full real estate lifecycle and underscores why the longer investors remain invested, the more likely they are to benefit from the "back-ended" returns characteristic of real estate development.

*An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.*

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

# Highland Townhomes now stabilized



**Why it matters:** Stabilized assets bring steady income—and Highland Townhomes adds momentum to the Flagship Fund's long-term growth strategy.

**Driving the news:** Highland Townhomes, our 220-unit townhome community near Charleston, achieved stabilization in October 2024, following construction completion in August.

- Now fully leased
- Asking rents at their highest since the property's launch
- Rolled out targeted marketing campaigns focused on tenants seeking more space and modern amenities

**How it fits into the bigger picture:** Highland Townhomes reflects our typical real estate development arc:

1. **Acquire & Plan —** Charleston opportunity identified, design and permitting completed
2. **Develop —** Construction wrapped August 2024
3. **Stabilize —** Full lease-up achieved within two months

**Built for long-term results:**
Highland is the latest proof point of our J-curve strategy—where early-stage development gives way to back-ended income potential.

As more properties cross the stabilization threshold, patient investors benefit from stronger cash flow and long-term value creation across the portfolio.

Join the nearly 400k investors benefiting from our diversified portfolio.

**Invest now**

*Start investing in less than 5 minutes and with as little as $10.*

*An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.*

## Navigating uncertainty, delivering results

*In Q1 2025, Fundrise investors saw positive returns across real estate, private credit, and venture—while stocks declined.*

**Learn more here**

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The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

# Sunset Village: Strategic Execution Yields Successful Stabilization



We're pleased to announce that Sunset Village, our 233-unit community of detached, single-family rental homes in Panama City, Florida, has achieved stabilization as of May 2024. Stabilization is typically defined as the point at which a property achieves an occupancy rate of 90-95%. This milestone marks another successful transition in our portfolio to the cash-flowing stabilization phase.

**Invest now**

## From acquisition to stabilization

As highlighted in our recent portfolio update, real estate investments follow a natural progression where properties ultimately reach their full income potential once stabilized. Unlike some of our ground-up development projects, Sunset Village represents an acquisition where construction was already complete upon purchase in July 2022, allowing us to focus immediately on operations and lease-up.

Sunset Village exemplifies the efficiency of our strategic approach:

1. **Acquisition -** We acquired this fully constructed opportunity in July 2022 in the growing Panama City market along the Gulf Coast
2. **Operations & Lease-up -** Our team immediately implemented property management and leasing strategies to maximize occupancy
3. **Stabilization -** The property achieved stabilization in May 2024 and is now generating steady income

## Strategic advantages drive results

The successful stabilization of Sunset Village can be attributed to three key strategic advantages:

- **Strong operational team in place** - Our experienced on-site management team has effectively executed our leasing strategy and resident experience programs
- **Unique product offering** - Sunset Village fills a distinct niche in the Panama City market as one of the few build-to-rent communities offering detached single-family homes in this highly residential area
- **Exceptional community aesthetics** - The visually appealing design and layout of the community has resulted in higher-than-average prospect conversion rates, as potential residents are immediately drawn to the property's curb appeal and overall presentation

These factors have positioned Sunset Village as a premium housing option located in the desirable Panama City area, just two hours west of Tallahassee, attracting residents who seek the privacy and space of single-family living with the convenience and flexibility of renting.

## Portfolio impact

Sunset Village joins the growing number of our stabilized assets in the portfolio. This stabilization is crucial to our long-term strategy and represents exactly the kind of execution that will continue to drive the Flagship Fund's performance.

The property's successful stabilization further validates our approach to creating value through strategic acquisitions and effective operations, transforming quality assets into steady cash-flowing investments for our portfolio.

As with many of our investments, the transition to stabilization delivers the steady cash flow that contributes to consistent performance across the portfolio.

*Disclosure: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.*

FUNDRISE



# 233-unit rental community reaches 90%+ occupancy

**Why it matters:** Sunset Village's stabilization adds reliable cash flow to the portfolio and validates our acquisition-to-operations strategy in the growing Panama City market.

**By the numbers:**

- Acquired: July 2022 (fully constructed)
- Stabilized: May 2024
- Units: 233 detached single-family rental homes

**The big picture:** This milestone completes the property's transition from acquisition phase to steady income generation, bypassing the development stage entirely.

**How we got here:** Three factors drove successful stabilization:

1. An experienced on-site management team executing targeted leasing strategies
2. A unique market position as one of few detached single-family rental communities in Panama City
3. Premium community aesthetics producing higher-than-average prospect conversion rates

**Between the lines:** Located two hours west of Tallahassee along the Gulf Coast, Sunset Village meets growing demand from residents who want single-family living with rental flexibility.

**Bottom line:** This stabilization reinforces our portfolio's cash flow foundation and demonstrates our ability to transform quality acquisitions into performing assets through operational excellence.

Invest now

*Start investing in less than 5 minutes and with as little as $10.*

*Disclosure: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.*

Hi

I wanted to share some exciting news about one of the assets in our portfolio. Sunset Village, our collection of 233 single-family rental homes in Panama City, Florida, achieved stabilization. We've surpassed 90% occupancy, which was our target objective when we acquired this property in July 2022.

This milestone is particularly noteworthy because we purchased Sunset Village already constructed, allowing us to bypass the development phase entirely. Our team transitioned immediately to operations and leasing, and I'm genuinely impressed with their execution over the past two years.

What distinguishes Sunset Village is the scarcity of detached rental home communities in Panama City. Residents appreciate the single-family home experience without the commitments of ownership. The community's curb appeal and thoughtful design have driven above-average conversion rates by immediately attracting prospective residents.

From a portfolio perspective, this transition to stabilization means Sunset Village is now positioned to contribute a steady cash flow—a critical component of our investment strategy. It joins several other stabilized properties that collectively form the foundation of consistent performance potential in our investor portfolios.

I'm closely monitoring several other properties approaching similar milestones in the coming months and will provide updates as they materialize.

Please reach out if you have any questions by replying to this email. You can start investing in less than 5 minutes and with as little as $10 here.

Best,
Thomas Eden
Senior Investor Relations Associate

Disclaimer: An investor in the Fundrise Real Estate Interval Fund (the Flagship Fund) should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

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